

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2017

Joseph P. Abbott, Jr.
Chief Financial Officer
Houghton Mifflin Harcourt Company
222 Berkeley Street
Boston, MA 02116

> **Re:** **Houghton Mifflin Harcourt Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-36166**

Dear Mr. Abbott:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure